                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                              Triton Energy Limited
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                        Ordinary Shares, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G90751101
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                                 (CUSIP Number)

                                Marian Brancaccio
                                HM4 Triton, L.P.
                   c/o Hicks, Muse, Tate & Furst Incorporated
                          200 Crescent Court, Suite 600
                               Dallas, Texas 75201
                                 (214) 740-7300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.



                               Page 1 of 12 Pages

CUSIP No. G90751101               Schedule 13D/A             Page 2 of 12 Pages
                                (Amendment No. 5)

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM4 Triton, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                           (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER                                        0
    OF                     ----------------------------------------------------
  SHARES                   8        SHARED VOTING POWER
BENEFICIALLY                                21,557,592
   OWNED                   ----------------------------------------------------
    BY                     9        SOLE DISPOSITIVE POWER
   EACH                                         0
 REPORTING                 ----------------------------------------------------
  PERSON                   10       SHARED DISPOSITIVE POWER
   WITH                                     21,557,592
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,557,592
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

CUSIP No. G90751101               Schedule 13D/A             Page 3 of 12 Pages
                                (Amendment No. 5)

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM4/GP Partners Cayman, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                           (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER                                        0
    OF                     ----------------------------------------------------
  SHARES                   8        SHARED VOTING POWER
BENEFICIALLY                                21,557,592
   OWNED                   ----------------------------------------------------
    BY                     9        SOLE DISPOSITIVE POWER
   EACH                                         0
 REPORTING                 ----------------------------------------------------
  PERSON                   10       SHARED DISPOSITIVE POWER
   WITH                                     21,557,592
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,557,592
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. G90751101               Schedule 13D/A             Page 4 of 12 Pages
                                (Amendment No. 5)

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM GP Partners IV Cayman, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                           (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER                                        0
    OF                     ----------------------------------------------------
  SHARES                   8        SHARED VOTING POWER
BENEFICIALLY                                21,557,592
   OWNED                   ----------------------------------------------------
    BY                     9        SOLE DISPOSITIVE POWER
   EACH                                         0
 REPORTING                 ----------------------------------------------------
  PERSON                   10       SHARED DISPOSITIVE POWER
   WITH                                     21,557,592
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,557,592
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. G90751101               Schedule 13D/A             Page 5 of 12 Pages
                                (Amendment No. 5)


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM Fund IV Cayman, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                           (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER                                        0
    OF                     ----------------------------------------------------
  SHARES                   8        SHARED VOTING POWER
BENEFICIALLY                                21,557,592
   OWNED                   ----------------------------------------------------
    BY                     9        SOLE DISPOSITIVE POWER
   EACH                                         0
 REPORTING                 ----------------------------------------------------
  PERSON                   10       SHARED DISPOSITIVE POWER
   WITH                                     21,557,592
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,557,592
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO (Cayman Islands limited liability company)
--------------------------------------------------------------------------------

CUSIP No. G90751101               Schedule 13D/A             Page 6 of 12 Pages
                                (Amendment No. 5)


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas O. Hicks
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                           (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER                                     410,721
    OF                     ----------------------------------------------------
  SHARES                   8        SHARED VOTING POWER
BENEFICIALLY                               21,557,592
   OWNED                   ----------------------------------------------------
    BY                     9        SOLE DISPOSITIVE POWER
   EACH                                      410,721
 REPORTING                 ----------------------------------------------------
  PERSON                   10       SHARED DISPOSITIVE POWER
   WITH                                    21,557,592
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,968,313
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No. G90751101               Schedule 13D/A             Page 7 of 12 Pages
                                (Amendment No. 5)


         This Amendment No. 5 to Schedule 13D is being filed by HM4 Triton, L.P. ("Purchaser"), HM4/GP Partners Cayman, L.P., HM GP Partners IV Cayman, L.P., HM Fund IV Cayman, LLC, and Thomas O. Hicks ("Mr. Hicks" and, collectively, the "Reporting Persons"), to amend items 8, 10, 11 and 13 of the cover page for each of the Reporting Persons and Item 1, Item 3, Item 4(a) and Item 5(a), (b), and
(c) of the original Schedule 13D dated October 12, 1998, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 (collectively, the "Original Schedule 13D"). The cover page for each of the Reporting Persons and the full text of Item 1, as amended hereby, are restated in their entirety in this Amendment No. 5. Items 2, 4(b) and (c), 5(d), 5(e), 6 and 7 of the Original
Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

ITEM 1.       SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of Triton Energy Limited, a Cayman Islands company (the "Company"). The Reporting Persons beneficially own such equity securities as a result of HM4 Triton, L.P.'s, record ownership Ordinary Shares and 5,030,835 8% Convertible Preference Shares, par value $0.01 per share, of the Company ("Preference Shares"). Each Preference Share currently is convertible at any time at the option of the holder, prior to redemption by the Company, into four Ordinary Shares, subject to customary antidilution protections. The Preference Shares first become redeemable by the Company, at its option in whole but not in part, on September 30, 2001, provided the Ordinary Shares have traded at certain specified levels prior to redemption.

         The address of the Company's principal executive offices is Caledonian House, Mary Street, P. O. Box 1043, George Town, Grand Cayman, Cayman Islands.

ITEM 3.       SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following paragraphs at the end of Item 3:

         On May 16, 2001, HM4 Triton, L.P. effected a distribution of 100,714 Preference Shares to certain of its partners (the "Preferred Share Distribution"), including 14,507 shares that were ultimately distributed to Mr. Hicks, 2,325 shares that were ultimately distributed to trusts for which Mr. Hicks serves as the trustee and which are for the benefit of the children of Mr. Hicks, 470 shares that were ultimately distributed to a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member, and 10,548 shares that were ultimately distributed to another limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member.

CUSIP No. G90751101               Schedule 13D/A             Page 8 of 12 Pages
                                (Amendment No. 5)

         ITEM 4.           PURPOSE OF THE TRANSACTION

         Item 4(a) is hereby amended and supplemented by adding the following paragraph at the end of Item 4(a):

         The Preference Shares received by the Reporting Persons described under
Item 3 to this Amendment No. 5 to Schedule 13D in the Preferred Share Distribution were acquired as a result of a distribution by HM4 Triton, L.P. and are being held by such Reporting Persons for investment purposes.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Items 5(a) and (b) are hereby amended by deleting the first paragraph thereof and substituting therefor the following paragraph:

         The Purchaser is the record and beneficial owner of 5,030,835 Preference Shares, or 97.1% of the issued and outstanding Preference Shares. The 5,030,835 Preference Shares currently are convertible into an aggregate of 20,123,340 Ordinary Shares, which Ordinary Shares are beneficially owned by Purchaser and represent approximately 34.6% of the Company's Ordinary Shares outstanding (giving effect to the conversion of the Preference Shares held by Purchaser at the current conversion rate). The 20,123,340 Ordinary Shares combined with an additional 1,434,252 Ordinary Shares beneficially owned by the Purchaser represent approximately 37.0% of the Company's Ordinary Shares outstanding, giving effect to the conversion of Preference Shares held by Purchaser.

         Items 5(a) and (b) are hereby further amended and supplemented by adding the following paragraphs at the end:

         Following the transactions described in Item 3 and Item 5(c) to this Amendment No. 5 to Schedule 13D, Mr. Hicks may be deemed to beneficially own in the aggregate 21,968,313 Ordinary Shares, representing approximately 37.8% of the outstanding Ordinary Shares (giving effect to the conversion of the Preference Shares held by Purchaser and by Mr. Hicks). Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 410,721 Ordinary Shares (giving effect to the Conversion of Preference Shares held directly by Mr. Hicks), and shared voting and dispositive power with respect to 21,557,592 Ordinary Shares (giving effect to the conversion of Preference Shares held by Purchaser and Mr. Hicks) as a result of the relationships described in the following paragraph.

CUSIP No. G90751101               Schedule 13D/A             Page 9 of 12 Pages
                                (Amendment No. 5)

         Of the 410,721 Ordinary Shares for which Mr. Hicks has sole voting and dispositive power, 353,543 Ordinary Shares (giving effect to the conversion of Preference Shares held directly by Mr. Hicks) are held of record by Mr. Hicks, 9,965 Ordinary Shares (giving effect to the conversion of Preference Shares held indirectly by Mr. Hicks) are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children, 2,014 Ordinary Shares (giving effect to the conversion of Preference Shares held indirectly by Mr. Hicks) are owned of record by a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member and 45,199 Ordinary Shares (giving effect to the conversion of Preference Shares held indirectly by Mr. Hicks) are owned of record by another limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member.

         (c) Item 5(c) is hereby amended and supplemented by deleting the two paragraphs at the end of Item 5(c) and adding the following:

         On May 16, 2001, HM4 Triton, L.P. effected a distribution of 100,714 Preference Shares to certain of its partners (the "Preferred Share Distribution"), including 14,507 shares that were ultimately distributed to Mr. Hicks, 2,325 shares that were ultimately distributed to trusts for which Mr. Hicks serves as the trustee and which are for the benefit of the children of Mr. Hicks, 470 shares that were ultimately distributed to a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member, and 10,548 shares that were ultimately distributed to another limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated June 11, 2001                    HM4 TRITON, L.P.

                                       By:  HM4/GP Partners Cayman, L.P., its
                                            general partner

                                            By:  HM GP Partners IV Cayman, L.P.,
                                                 its general partner

                                                 By:  HM  Fund IV Cayman, LLC,
                                                      its general partner



                                                      By:  /s/ DAVID W. KNICKEL
                                                           ------------------------------------
                                                           David W. Knickel, Attorney-in-Fact

Dated June 11, 2001                    THOMAS O. HICKS


                                       By:      /s/ DAVID W. KNICKEL
                                           ----------------------------------------------------
                                             David W. Knickel, Attorney-in-Fact

Dated June 11, 2001                    HM4/GP PARTNERS CAYMAN, L.P.

                                       By:  HM GP Partners IV Cayman, L.P., its general partner

                                            By:  HM Fund IV Cayman, LLC, its general partner



                                                 By:  /s/ DAVID W. KNICKEL
                                                      -----------------------------------------
                                                      David W. Knickel, Attorney-in-Fact

Dated June 11, 2001                    HM GP PARTNERS IV CAYMAN, L.P.

                                       By:  HM Fund IV Cayman, LLC, its general partner



                                            By:  /s/ DAVID W. KNICKEL
                                                 -----------------------------------------------
                                                 David W. Knickel, Attorney-in-Fact

Dated June 11, 2001                    HM FUND IV CAYMAN, LLC



                                            By:  /s/ DAVID W. KNICKEL
                                                 -----------------------------------------------
                                                 David W. Knickel, Attorney-in-Fact

                                  EXHIBIT INDEX

         *10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton,
                           L.P.

         *10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton,
                           L.P.

         *10.3             Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners, L.P.

         *10.4             Financial Advisory Agreement, dated August 31, 1998, by and between
                           Triton Energy Limited and Hicks, Muse & Co. Partners, L.P.

         *10.5             Line Letter dated October 9, 1998, by and between
                           Bankers Trust Company and HM4 Triton, L.P.

         *10.6             Base Rate Promissory Note dated October 9, 1998, in the original principal amount of $30,000,000, executed by HM4 Triton, L.P., and payable to
                           Bankers Trust Company.

         *10.7             Amendment No. 1 to Stock Purchase Agreement, dated November 22,
                           1998, by and between Triton Energy Limited and HM4 Triton, L.P.

         24.1              Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to Schedule 13D relating to Coho Energy, Inc., filed with the Securities and Exchange
                           Commission on May 20, 1998).

         *24.2             Power of Attorney for HM4/GP Partners Cayman, L.P.

         *24.3             Power of Attorney for HM GP Partners IV Cayman, L.P.

         *24.4             Power of Attorney for HM Fund IV Cayman, LLC.

         *24.5             Power of Attorney for HM4 Triton, L.P.

         *99.1             Joint filing Agreement dated January 5, 1999, among HM4 Triton, L.P.,
                           HM Fund IV Cayman, LLC, HM GP Partners IV Cayman, L.P., HM4/GP
                           Partners Cayman, L.P. and Thomas O. Hicks.

*Previously filed.